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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
amended

FACING PAGE

SEC FILE NUMBER
8- 65493

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hogan Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4710 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Hogan II — 612-664-0003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Olsen Thielen & Co., Ltd
(Name – *if individual, state last, first, middle name*)

2675 Long Lake Road	St. Paul	MN	55113-1117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Hogan II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Hogan Company, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public

ANTHONY G DORN
Notary Public
Minnesota
My Commission Expires Jan. 31, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HOGAN COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

SHAREHOLDER'S CAPITAL	$ 5,880
DEDUCTIONS - Non-Allowable Assets:	
Prepaid Expenses	(4,945)
Total Deductions	(4,945)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	935
HAIRCUTS ON SECURITIES	-
NET CAPITAL	$ 935
TOTAL AGGREGATE INDEBTEDNESS	$ 24,738
NET CAPITAL	$ 935
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (the greater of $5,000 or 6 2/3% of aggregate indebtedness of $24,738)	5,000
NET CAPITAL IN EXCESS (DEFICIENT) OF REQUIREMENTS	$ (4,065)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	26.46

RECONCILIATION OF COMPANY'S NET CAPITAL CALCULATION TO NET CAPITAL CALCULATION ABOVE:

Company's Net Capital Computation at December 31, 2008	$ 7,174
Less Audit Adjustments for:	
Accrued Expenses	(5,000)
Liabilities Not Recorded at December 31, 2008	(1,239)
Net Capital as Calculated Above	$ 935